EXHIBIT 5.1
October 18, 2006
Vanda Pharmaceuticals Inc.
9605 Medical Center Drive, Suite 300
Rockville, Maryland 20850

Re:	Vanda Pharmaceuticals Inc. Registration Statement for 1,569,667 Shares of Common Stock
Ladies and Gentlemen:
     We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 1,569,667 shares of Common Stock issuable in the aggregate under the Second Amended and Restated Management Equity Plan (the “Plan”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plan, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Gunderson Dettmer Stough Villeneuve, Franklin
& Hachigian, LLP.